INDOSAT ANNOUNCES THE FINAL RESULTS OF THE CHANGE OF CONTROL OFFERS FOR ANY AND ALL OF INDOSAT FINANCE COMPANY B.V.’S 7.75% GUARANTEED NOTES DUE 2010
AND INDOSAT INTERNATIONAL FINANCE COMPANY B.V.’S 7.125% GUARANTEED NOTES DUE 2012

Jakarta, September 22, 2008 —PT Indosat Tbk. (“Indosat”) announced today the final results of the offers to purchase (the “Change of Control Offers”) for Indosat Finance Company B.V.’s 7.75% Guaranteed Notes due 2010 and Indosat International Finance Company B.V.’s 7.125% Guaranteed Notes due 2012 (together, the “Notes”) at a purchase price, in each case, equal to 101% of the principal amount thereof (US$1,010 per US$1,000 principal amount), plus accrued and unpaid interest up to the date of settlement and any Additional Amounts (as defined in the indentures related to each series of Notes) (in each case, the “Purchase Price”).

Based on the final count by the information and tender agent, Indosat Finance Company B.V. accepted US$65,253,000 aggregate principal amount of its 7.75% Guaranteed Notes due 2010 and Indosat International Finance Company B.V. accepted US$140,590,000 of its 7.125% Guaranteed Notes due 2012.

The Change of Control Offers were made in connection with the indirect acquisition by Qatar Telecom (Qtel) Q.S.C., of 2,217,590,000 Series B Common Shares of Indosat, representing 40.81% of Indosat’s outstanding Series B Common Shares. The terms and conditions of the Change of Control Offers are described in detail in The Change of Control Offers, both dated July 22, 2008.  The indentures governing the Notes required Indosat to make the Change of Control Offers.

Holders that validly tendered their Notes prior to September 16, 2008 (and did not subsequently validly withdraw such Notes) and whose tendered Notes were accepted for purchase by each issuer received the Purchase Price.  Payment of the Purchase Price for such Notes validly tendered (and not validly withdrawn) was made on September 19, 2008.

Indosat, Indosat Finance Company B.V.and Indosat International Finance Company B.V. will continue to meet the obligations noted in the Indenture for the remaining holders who did not validly tender until the maturity of the Notes.

D.F. King and Co., Inc. was retained to serve as the information and tender agent for the Change of Control Offers.  Requests for documents and questions regarding the tendering of Notes may be directed to D.F. King and Co., Inc. at +1 (800) 967-7635 (toll free).  Banks and brokers may call collect at + 1 (212) 269-5550.

About Indosat

PT Indosat Tbk. is a leading telecommunication and information service provider in Indonesia that provides cellular services (Mentari, Matrix and IM3), fixed telecommunication services or fixed voice (IDD 001, IDD 008 and FlatCall 01016, fixed wireless service StarOne and I-Phone). Indosat also provides Multimedia, Internet & Data Communication Services (MIDI) through its subsidiary company, Indosat Mega Media (IM2) and Lintasarta. Indosat also provides 3.5 G with HSDPA technology for both postpaid and prepaid. Indosat's shares are listed in the Indonesia Stock Exchange (IDX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).

About Indosat Finance Company B. V.

Indosat Finance Company B. V.  was incorporated in Amsterdam (The Netherlands) on October 2003. Indosat Finance Company B. V.  is a financing company. In 2003, Indosat Finance Company B. V. issued guaranteed notes which are due in 2010.

About Indosat International Finance Company B. V.

Indosat International Finance Company B. V.  was incorporated in Amsterdam (The Netherlands) on April 2005. Indosat International Finance Company B. V. is a financing company. In 2005, Indosat International Finance Company B. V.  issued guaranteed notes which are due in 2012.

For further information please contact:

Corporate Secretary

PT Indosat Tbk

Telp: 62-21-3869614

Fax : 62-21-3804045

Investor Relations

PT Indosat Tbk

Telp: 62-21-3869615

Fax : 62-21-3804045

Email : investor@indosat.com

Website : www.indosat.com

Disclaimer :

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.  The Company does not intend to register any part of the offering in the United States.